SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

BIOTIE THERAPIES OYJ

(Name of Subject Company)

BIOTIE THERAPIES OYJ

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)

American Depositary Shares (“ADSs”), each representing 80 Shares
Option rights issued under the December 6, 2011 option plan (“2011 Option Rights”)
Option rights issued under the January 2, 2014 option plan (“2014 Option Rights”)
Option rights issued under the January 4, 2016 option plan (“2016 Option Rights”)
Share units issued under the December 6, 2011 equity incentive plan (“2011 Share Rights”)
Share units issued under the January 2, 2014 equity incentive plan (“2014 Share Rights”)
Option rights issued under the Swiss option plan dated June 18, 2008 (“Swiss Option Rights”)
Warrants issued on May 28, 2015 (“Warrants”)

(Title of Class of Securities)

FI0009011571 (Shares)

09074D103 (ADSs)
None (2011 Option Rights)
None (2014 Option Rights)
None (2016 Option Rights)
None (2011 Share Rights)
None (2014 Share Rights)
None (Swiss Option Rights)
None (Warrants)
(CUSIP Number of Class of Securities)

Timo Veromaa

Chief Executive Officer

Biotie Therapies Oyj

Joukahaisenkatu 6, FI-20520

Turku, Finland

(+358) 2 274-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael Davis

Sophia Hudson

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 11, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Biotie Therapies Oyj, or Biotie Therapies Corp. in English, a public limited liability company organized under the laws of Finland (the “Company”). The Schedule 14D-9 relates to the tender offer by Acorda Therapeutics, Inc., a corporation organized under the laws of Delaware (the “Offeror”) to purchase all Outstanding Shares, ADSs and Outstanding Equity Instruments of the Company, as described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by the Offeror with the SEC on March 11, 2016.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection after the last paragraph under the heading entitled “(f) Expiration of the Initial Offer Period; Subsequent Offer Period; Compulsory Redemption”:

“(g) Expiration of the Subsequent Offer Period

On April 28, 2016 at 4:00 p.m. (Finnish time) / 9:00 a.m. (New York time), the Subsequent Offer Period expired. The Company has been informed by the Offeror that, as of the expiration of the Subsequent Offer Period, a total of 38,419,864 Shares and 58,121 ADSs were tendered during the Subsequent Offer Period, representing, together with the other Equity Interests tendered in the Offer during the Initial Offer Period, approximately 97.36% of the issued and outstanding Shares and voting rights of the Company, calculated on a Fully Diluted Basis.

The Offeror has accepted all the Shares and ADSs validly tendered during the Subsequent Offer Period. The offer consideration has been paid to those holders of Shares and ADSs who validly accepted the Offer by the first acceptance date of April 21, 2016 under the Subsequent Offer Period, and will be paid on or about May 4, 2016 to those holders of Shares and ADSs who validly accepted the Offer by the second acceptance date of April 28, 2016 under the Subsequent Offer Period.

The Offeror’s intent is to acquire all the Equity Interests of the Company. As the Offeror owns greater than 90% of the issued and outstanding Shares and voting rights of the Company, calculated on a Fully Diluted Basis, the Offeror has filed an application with the Redemption Committee of the Finland Chamber of Commerce to initiate compulsory redemption proceedings for the remaining Shares under the Finnish Companies Act. The Offeror may purchase Shares and ADSs in the Company also in public trading on the Nasdaq Helsinki and the Nasdaq US, respectively, or otherwise at a price not exceeding the offer price of EUR 0.2946 per Share and EUR 23.5680 per ADS offered in the Offer.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(1)(Q)	Stock Exchange Release, dated May 2, 2016 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company on May 2, 2016).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTIE THERAPIES OYJ

By:	/s/ Timo Veromaa
Name: Timo Veromaa
Title: President and Chief Executive Officer

Dated: May 2, 2016